Exhibit 1.4

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

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[Cover Page]

Document Name:	Extraordinary Report
Submission Address:	The Director-General of the Kanto Local Finance Bureau
Filing Date:	April 19, 2024
Company Name:	United Super Markets Holdings Inc.
Name and Title of Representative:	Motohiro Fujita, President and Representative Director
Location of Head Office:	1 Kanda Aioi-cho, Chiyoda-ku, Tokyo
Telephone Number:	+81-3-3526-4769
Name of Contact Persson:	General Manager of Administration Division: Toshikazu Suganami
Nearest Contact Location:	1 Kanda Aioicho, Chiyoda-ku, Tokyo
Telephone number:	+81-3-3526-4769
Name of Contact Person:	General Manager of Administration Division: Toshikazu Suganami
Place where the Document is Available for Public Inspection:	Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

2/23

1 Reason for Filing

At a meeting of the board of directors of our Company (the “Company”) held on April 18, 2024, the Company and Inageya Co., Ltd. (“Inageya”) decided to enter into a share exchange agreement (the “Share Exchange Agreement”) as of the same day to implement a share exchange (the “Share Exchange”) wherein the Company will become the parent company of Inageya and Inageya will become the Company’s wholly owned subsidiary. In addition, the Company, The Maruetsu, Inc. (“Maruetsu”), Kasumi Co., Ltd. (“Kasumi”), MaxValu Kanto Co., Ltd. (“MV Kanto”; the Company, Maruetsu, Kasumi and MV Kanto collectively hereinafter referred to as “Our Group Companies”), Inageya and AEON Co., Ltd. (“AEON”) have entered into an agreement concerning the Company’s business integration with Inageya (the “Business Integration”). As such, this extraordinary report is filed pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act, Article 19, Paragraph 2, Items 3, 6-2 and 8-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

2 Contents of Report

1. Matters Relating to the Share Exchange

(1) Matters Relating to the Counterparty to the Share Exchange

① Trade name, location of head office, name of representative, amount of stated capital or contributions, amount of net assets, amount of total assets, and business overview:

Trade Name	Inageya Co., Ltd.
Location of Head Office	1-1 Sakaemachi 6-chome, Tachikawa-shi, Tokyo
Name of Representative	Yoshikazu Motosugi, President and Representative Director
Amount of Capital	JPY 8,981 million (as of the end of March 2023)
Amount of Net Assets	(Consolidated) JPY 54,980 million (as of the end of March 2023) (Non-consolidated) JPY 41,869 million (as of the end of March 2023)
Total Assets	(Consolidated) JPY 97,451 million (as of the end of March 2023) (Non-consolidated) JPY 81,505 million (as of the end of March 2023)
Business overview	Retail support for businesses such as retail, food wholesale, facility management, store support business and agricultural management by supermarkets and drug stores

② Sales, operating profit, ordinary profit and net profit for each fiscal year that ended in the three (3) preceding years (Consolidated):

(Unit: million yen)

Fiscal year	March 2021	March 2022	March 2023
Sales	255,637	240,877	237,953
Operating profit	6,982	3,525	1,899
Ordinary profit	7,290	3,880	2,184
Net profit attributable to shareholders of the parent company	4,124	2,399	△2,105

3/23

(Non-consolidated):

(Unit: million yen)

Fiscal year	March 2021	March 2022	March 2023
Sales	203,739	194,617	193,472
Operating profit	5,272	2,142	831
Ordinary profit	5,561	2,436	1,259
Net profit	3,023	1,919	△2,414

③ Names of major shareholders and percentages of the number of shares held by the major shareholders against the total number of outstanding shares:

(As of September 30, 2023)

Name of Major Shareholder	Percentage of the Number of Shares Held by the Major Shareholders against the Total Number of Outstanding Shares
AEON	17.01%
Wakagikai Shareholding Association	9.15%
Resona Bank, Limited	4.17%
Custody Bank of Japan, Ltd. (Trust Account)	4.03%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3.73%
Mitsubishi Shokuhin Co., Ltd.	2.29%
Tokyo Tama Seika Co., Ltd.	2.07%
Nippon Life Insurance Company	1.92%
KOKUBU GROUP CORP.	1.78%
MUFG Bank, Ltd.	1.64%

(Note) The percentages of shareholdings of major shareholders to the total number of outstanding shares are calculated based on the total number of outstanding shares excluding treasury shares.

④ Capital relationship, personal relationship and business relationship with the filing company:

Capital relationship	As of the end of March 2024, the Company held 96,000 shares of Inageya through its subsidiary, Kasumi, and Inageya held 140,800 shares of the Company as of the end of November 2023.
Personal relationship	There are no matters to be stated.
Business relationship	There are no material business relationships.

4/23

(2) Purpose of the Share Exchange

The Company was established on March 2, 2015, through a joint stock transfer by Maruetsu, Kasumi and MV Kanto. As of April 18, 2024, the Company comprises twelve (12) consolidated subsidiaries and three (3) affiliated companies. The Company welcomes the participation of like-minded supermarket companies in the Tokyo metropolitan area under the basic philosophy of “contributing to the rich and healthy diet of our customers, wishing for the development and prosperity of the region, being deeply rooted in the region, constantly innovating and taking on challenges, and remaining a company that adapts to the times.” The Company aims to become the number one supermarket company in the Tokyo metropolitan area by establishing one thousand (1,000) stores with one (1) trillion yen in sales as the core of AEON’s Kanto supermarket business.

Inageya was founded in 1900 in Tachikawa City, Tokyo, and operates supermarket and drug store businesses in the Kanto region (Tokyo, Kanagawa, Saitama and Chiba). Inageya aims to contribute to society as a “helpful local business” by promoting “sukoyakeku” which means “contributing to the realization of healthy, rich and warm daily lives, and a healthier society for customers” and practicing “the way of the merchant,” which refers to “a group of people who can experience the joy of their customers as their own joy.”

AEON is promoting management based on the basic philosophy of “pursuing peace with customers, respecting people and contributing to local communities” and aims to become a “company that contributes to the community to the upmost of its ability” by responding to increasingly diverse environmental changes and by continuing to provide customers with a better lifestyle and improved convenience as competition across business lines is expected to intensify against the background of changes in consumer lifestyles and purchasing behavior.

In the food supermarket industry, demand for home meals increased due to the spread of COVID-19, which increased the number of people spending time at home and working from home. The industry as a whole performed well and was temporarily greatly affected by this “stay-at-home demand.” However, the business environment has become increasingly severe, as consumer behavior has shifted away from stay-at-home meals to eating out due to the normalization of economic and social activities. Further, operating costs have increased due to rising raw material prices, rising wages and rising water and utility costs. In addition, the handling of food products by other industries, such as e-commerce operators and drugstores has increased due to Japan’s declining birthrate and aging population, as well as due to changes in consumer lifestyles and purchasing behavior. As a result, competition across industries has become more intense. Consequently, further shakeouts and industry restructuring are expected in the future.

Based on this recognition of the environment, AEON, Inageya and the Company have continued to share information and discuss issues and strive to realize their respective principles and increase corporate value. As announced in the press release dated April 25, 2023, “AEON Co., Ltd., Inageya Co., Ltd., and United Super Markets Holdings Inc. Announce the Execution of a Memorandum of Understanding Regarding the Business Integration for Realization of a JPY one (1) trillion Supermarket in Kanto” (the “25 April 2023 Press Release”). AEON, Inageya and the Company have come to the conclusion that in order to continue to respond to customers’ needs with a sense of urgency and to coexist with local communities and grow together in the Tokyo metropolitan area, where competition is expected to intensify in the future, it is most appropriate to further deepen the relationship through strengthening capital relationships and management integration. This will allow AEON, Inageya and the Company to make the most of the AEON Group’s various assets such as digital, products, human resources and payment infrastructure. The goal being to evolve into a new business model that utilizes economies of scale as a combined one (1) trillion yen supermarket group. Inageya and the Company will set aside sufficient time for discussions following the execution of the memorandum of understanding with a view to determining how to maximize synergies by around November 2024. AEON and Inageya, which have already formed an alliance, will further strengthen their capital and business alliance relationship. AEON and Inageya determined that they can promptly realize synergies by utilizing various assets of the AEON Group. AEON conducted a tender offer to Inageya, as announced in the “Notice of Commencement of Tender Offer to Inageya Co., Ltd. (Securities Code: 8182)” dated October 6, 2023, and now holds 51.0% of the shares of Inageya, as announced in the “Notice of Results of Tender Offer for Shares of Inageya Co., Ltd. and Change of Subsidiary,” dated November 30, 2023.

5/23

The preparatory committee for integration, which was jointly established on June 19, 2023, by Inageya and Our Group Companies, discussed and reviewed the realization and effect of the synergies envisaged following the execution of the memorandum of understanding. As a result of discussions, it has been determined that, in addition to contributing to the enhancement of corporate value through the synergies described below, in an increasingly competitive environment, strengthening the dominance of Inageya and the Company in the Tokyo metropolitan area, where stable demand is expected to continue, will lead to the creation of various economies of scale.

In response to a proposal from the Company, Inageya commenced consideration of whether to proceed with the transactions that would make Inageya a wholly owned subsidiary of the Company, including the Share Exchange (the “Transactions”). After thorough consideration of the potential disadvantages associated with the delisting of Inageya, such as its corporate creditworthiness and the impact on current shareholders, Inageya concluded that it would benefit from becoming a wholly owned subsidiary of the Company. This is because Inageya determined that it will be able to maintain its corporate creditworthiness as a major group company of the Company even following the Share Exchange, and that it is possible to provide the shareholders of Inageya with the value and benefits that can be generated by the Share Exchange through the delivery of shares of the Company as consideration for the Share Exchange. Inageya considered that the Share Exchange will be beneficial not only for the Company but also for the shareholders of Inageya. AEON agreed with Inageya’s plans and approved the Share Exchange. Further, as described in “Notice regarding 100% Acquisition of Welpark Co., Ltd. by Welcia Holdings Co., Ltd., Changes in Subsidiary at Inageya Co., Ltd. (share transfer) and receipt of special dividend from such Subsidiary, as well as Recognition of Extraordinary Income” dated today, Inageya has reached an agreement with Welcia Holdings Co., Ltd. (“Welcia HD”), a subsidiary of AEON, to transfer the shares of Welpark Co., Ltd. (“Welpark”), a subsidiary of Inageya that operates a drugstore business, to Welcia HD prior to the execution of the Transactions. The consideration of the Share Exchange by the Company and Inageya is subject to the transfer of the shares of Welpark to Welcia HD.

As a result of the above, both of the Boards of Directors resolved to implement the Share Exchange today. Specifically, the two companies expect the following synergies to arise, which will result in the improvement of corporate value:

(i)	Increase in sales and gross margin by expanding the use of TOPVALU private label products;

(ii)	Cost reduction through joint product procurement (national brand products, regional products, and imported products);

(iii)	Promotion of mutual efforts to revitalize food supermarkets, develop stores tailored to local customers, etc.;

6/23

(iv)	Cost reduction by organizing and utilizing the functions of distribution centers and process centers, etc.;

(v)	Cost reduction through joint procurement of materials, fixtures and equipment, and integration of back-office operations;

(vi)	Joint use of credit cards, e-money and loyalty cards;

(vii)	E-commerce initiatives such as joint research and development of online businesses;

(viii)	Utilization of AEON Group’s education system and personnel exchange;

(ix)	Provision of analysis services combining membership information and POS information; and

(x)	Cost reduction through system sharing, and DX promotion.

(3) Method of Share Exchange, Details of Allotment Related to the Share Exchange and Other Details of the Share Exchange Agreement

① Method of the Share Exchange

The Share Exchange is a share exchange wherein the Company will become the parent company of Inageya and Inageya will become the Company’s wholly owned subsidiary. The Share Exchange is scheduled to take effect on November 30, 2024, subject to approval of the Share Exchange Agreement by resolution at the ordinary general meeting of shareholders of the Company, scheduled to be held on May 24, 2024 and at the extraordinary general meeting of shareholders of Inageya, scheduled to be held on June 26, 2024.

② Allotment in the Share Exchange

Company Name	The Company (Wholly Owning Parent Company Resulting from the Share Exchange)	Inageya (Wholly Owned Subsidiary)
Allocation Ratio for the Share Exchange	1	1.46
Number of Shares to be Delivered in the Share Exchange	Common stock of the Company: 67,794,529 shares (planned)

(Note 1) Allotment ratio of shares

For each share of Inageya Stock, 1.46 shares of the Company stock shall be allocated and delivered. However, no shares will be allotted through the Share Exchange for the Inageya Stock the Company holds as at the Reference Time (as defined below). The share exchange ratio mentioned above (the “Share Exchange Ratio”) is subject to change upon consultation and agreement between the companies in the event of any material change to the terms and conditions on which the calculation is based. As of today, the Company does not hold any Inageya Stock. However, as of the end of March 2024, Kasumi, a subsidiary of the Company, held ninety-six thousand (96,000) shares of Inageya Stock. As part of the Share Exchange, shares of the Company Stock will be allotted and delivered in accordance with the number of shares of the Inageya Stock held by Kasumi as at the Reference Time. Such shares will then be disposed of at a reasonable time in accordance with Article 135, Paragraph 3 of the Companies Act.

7/23

(Note 2) Number of the Company Shares to be delivered in the Share Exchange

In connection with the Share Exchange, the Company shall deliver the number of shares of the Company Stock calculated by multiplying the total number of outstanding shares of Inageya that the Company holds by 1.46 to the shareholders of Inageya (however, meaning the shareholders after the cancellation of the treasury shares described below, excluding the Company) at the time immediately prior to the time when the Company acquires all Inageya Stock (the “Reference Time”) (except for the Inageya Stock held by the Company) through the Share Exchange, in exchange for the Inageya Stock they hold.

In addition, the shares to be delivered by the Company will be allocated as newly issued shares. Furthermore, pursuant to the resolution of the board of directors’ meeting of Inageya to be held no later than the day prior to the effective date of the Share Exchange, Inageya will cancel at the Reference Time all of the treasury shares it holds as at the Reference Time (including the treasury shares to be acquired through the purchase of shares pertaining to the dissenting shareholders’ appraisal rights as provided in Article 785, Paragraph 1 of the Companies Act, which will be exercised in connection with the Share Exchange).

(Note 3) Treatment of shares less than one unit

Pursuant to the provisions of the articles of incorporation and share handling regulations of the Company, shareholders who will hold shares less than one (1) unit (less than one hundred (100) shares) of the Company as a result of the Share Exchange will be entitled to use the following system. Shares less than one (1) unit cannot be sold on the financial instruments exchange market.

①	System requiring additional purchase for shares less than one (1) unit (additional purchase to constitute one hundred (100) shares)

Pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of the Company, a shareholder who holds less than one (1) unit of the Company shares may purchase from the Company the additional number of shares that, when combined together with the number of shares less than one (1) unit the shareholder already holds, will collectively constitute one (1) unit.

②	System for requesting purchase of shares less than one (1) unit (sale of shares less than one (1) unit)

Pursuant to Article 192, Paragraph 1 of the Companies Act, shareholders who hold shares less than one (1) unit of the Company may make a request to the Company that the Company purchase their shares that constitute less than one (1) unit.

(Note 4) Treatment of fractions of less than one (1) share

Pursuant to Article 234 of the Companies Act and other relevant laws and regulations, shareholders who will receive fractional Company shares less than one (1) share as a result of the Share Exchange shall be entitled to the number of the Company shares sold by the Company equivalent to the total whole number of shares that such fraction represents (any fraction less than one (1) in the total number shall be rounded down), and the Company shall pay the fraction of such sale proceeds to such shareholders.

8/23

③	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Associated with the Share Exchange

Inageya has not issued any stock acquisition rights or bonds with stock acquisition rights, so this item is not applicable.

④	Other Details of the Shares Exchange Agreement

Details of the Shares Exchange Agreement executed between the Company and Inageya on April 18, 2024, are as follows.

Share Exchange Agreement

United Super Markets Holdings Inc. (“U.S.M.H”) and Inageya Co., Ltd. (“Inageya”) hereby enter into this share exchange agreement (the “Agreement”) on April 18, 2024 (the “Signing Date”), as follows.

Article 1 (Share Exchange)

In accordance with the provisions of the Agreement, U.S.M.H and Inageya shall effect a share exchange, by which U.S.M.H becomes the wholly owning parent company of Inageya, and Inageya becomes the wholly owned subsidiary of U.S.M.H (the “Share Exchange”), and U.S.M.H shall acquire all of the outstanding shares of Inageya through the Share Exchange.

Article 2 (Trade Names and Addresses of Wholly Owning Parent Company and Wholly Owned Subsidiary in Share Exchange)

The trade names and addresses of U.S.M.H and Inageya are as follows:

(1) U.S.M.H (wholly owning parent company in the Share Exchange)

Trade Name: United Super Markets Holdings Inc.

Address: 1 Kanda Aioi-cho, Chiyoda-ku, Tokyo

(2) Inageya (wholly owned subsidiary in the Share Exchange)

Trade Name: Inageya Co., Ltd.

Address: 1-1 Sakaemachi 6-chome, Tachikawa-shi, Tokyo

Article 3 (Shares to be Delivered upon Share Exchange and Allotment Thereof)

1. In connection with the Share Exchange, U.S.M.H shall deliver to the shareholders stated or recorded in the most recent shareholders’ register of Inageya as of immediately prior to U.S.M.H’s acquisition of all of the outstanding shares of Inageya through the Share Exchange (“Standard Time”) (excluding U.S.M.H, the “Shareholders Subject to the Allotment”) the number of shares of common stock of U.S.M.H equal to the total number of shares of common stock of Inageya held by such shareholders multiplied by 1.46 (the “Exchangeable Share Ratio”).

2. With respect to the allotment of the consideration described in the preceding paragraph, U.S.M.H will allocate to the Shareholders Subject to the Allotment the number of shares of common stock of U.S.M.H equal to the number obtained by multiplying one (1) share of common stock of Inageya held by such shareholders by the Exchange Share Ratio.

3. Fractions of less than one (1) share in the number of shares of common stock of U.S.M.H to be delivered by U.S.M.H to the Shareholders Subject to the Allotment pursuant to the provisions of the preceding two (2) paragraphs shall be handled in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

9/23

Article 4 (Amount of Capital and Reserves of U.S.M.H)

The amounts of capital and reserves of U.S.M.H to be increased by the Share Exchange shall be the amounts separately determined by U.S.M.H in accordance with Article 39 of the Rules of Corporate Accounting.

Article 5 (Effective Date)

The effective date of the Share Exchange (the “Effective Date”) shall be November 30, 2024; provided, however, that if it is necessary for the progress of the Share Exchange’s procedures or for other reasons, U.S.M.H and Inageya may change the date upon mutual consultation and agreement.

Article 6 (Approval at Shareholders’ Meeting)

1. U.S.M.H shall seek the approval of its shareholders at its shareholders’ meeting on the matters necessary for the Agreement and the Share Exchange by the day immediately preceding the Effective Date, and shall make practically reasonable efforts to obtain these approvals by the relevant shareholders’ meeting resolutions.

2. Inageya shall seek the approval of its shareholders at its shareholders’ meeting on the matters necessary for the Agreement and the Share Exchange by the day immediately preceding the Effective Date, and shall make practically reasonable efforts to obtain these approvals by the relevant shareholders’ meeting resolution.

Article 7 (Cancelation of Treasury Shares)

Inageya shall cancel all of its treasury shares held as of the Standard Time (including the treasury shares acquired as a result of a dissenting shareholder’s appraisal rights as set forth in Article 785, Paragraph 1 of the Companies Act, which may be exercised at the time of the Share Exchange) by a resolution of its board of directors to be held at least the day before the Effective Date.

Article 8 (Operation of Business, etc.)

Between the Signing Date and the Effective Date, U.S.M.H and Inageya shall each conduct its business and manage and operate its properties with the due care of a prudent manager, and cause each of its subsidiaries to conduct its business and manage and operate its properties with the due care of a prudent manager in the ordinary course of business, and shall not take or cause its subsidiaries to take any action which could materially change their property status or which could materially affect the Share Exchange, except with the prior written consent of the other party.

Article 9 (Amendment to and Termination of Agreement)

U.S.M.H and Inageya may amend the terms of the Share Exchange or other terms of the agreement, or terminate the agreement following consultation if, between the Signing Date and the day before the Effective Date, any material changes occur in the financial condition or business condition of U.S.M.H or Inageya, or if any event that materially hinders the implementation of the Share Exchange occurs or becomes evident, or if it becomes difficult to achieve the purposes of the Share Exchange.

10/23

Article 10 (Effect of Agreement)

The Agreement shall cease to be effective if, by the day before the Effective Date, (i) the approvals at the shareholders’ meetings of U.S.M.H and Inageya stipulated in Article 6 are not obtained, (ii) any approvals and consents from relevant authorities necessary for the implementation of the Share Exchange under the laws and regulations are not obtained, or (iii) the Agreement is terminated in accordance with the preceding Article.

Article 11 (Governing Law and Jurisdiction)

The Agreement shall be governed by and construed in accordance with the laws of Japan. The Tokyo District Court shall have exclusive jurisdiction as the court of first instance over any and all disputes arising out of the performance and interpretation of the Agreement.

Article 12 (Good Faith Consultation)

In the event of any matter not provided for in the Agreement or any doubt arising with respect to the interpretation of the Agreement, U.S.M.H and Inageya shall consult with each other in good faith and endeavor to settle it.

(The remainder of this page is intentionally left blank.)

11/23

IN WITNESS WHEREOF, the parties hereto have executed the Agreement in duplicate by placing their signatures and seals thereon, and each party shall keep one (1) copy of the original.

April 18, 2024

U.S.M.H:	1 Kanda Aioi-cho, Chiyoda-ku, Tokyo
United Super Markets Holdings Inc.
Motohiro Fujita, President and Representative Director

IN WITNESS WHEREOF, the parties hereto have executed the Agreement in duplicate by placing their signatures and seals thereon, and each party shall keep one (1) copy of the original.

April 18, 2024

Inageya:	1-1 Sakaemachi 6-chome, Tachikawa-shi, Tokyo
Inageya Co., Ltd.
Yoshikazu Motosugi, President and Representative Director

(4) Basis for the Calculation of the Share Exchange Allocation

① Basis and Reasons for the Allocation

The Company and Inageya have separately appointed third-party valuation institutions and legal advisors that are independent of the Company, Inageya and AEON in order to ensure that the Share Exchange Ratio is determined in a fair and appropriate manner. The Company appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Inageya appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective third-party valuation institutions. The Company appointed Yodoyabashi & Yamagami LPC and Inageya appointed Nagashima Ohno & Tsunematsu as their respective legal advisors. The third-party valuation institutions and legal advisors commenced thorough examinations.

As described in ④ “Measures to Ensure Fairness” and ⑤ “Measures to Avoid Conflicts of Interest” below, the Company conducted careful examination and discussion upon taking into account the share exchange ratio calculation report received from Mizuho Securities on April 17, 2024, as well as advice from Yodoyabashi & Yamagami LPC, and the results of due diligence that the Company conducted on Inageya. The Company also took into account instructions and advice from the Company Special Committee, which consists solely of independent members who have no interest in Inageya and AEON, and the contents of the report (for details, refer to ⑤.a. “Acquisition by the Company of a report from a special committee with no conflict of interest” below) received on April 18, 2024. As a result, the Company concluded that the Share Exchange Ratio is appropriate and will benefit the shareholders of the Company. Therefore, the Company determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

As described in ④ “Measures to Ensure Fairness” and ⑤ “Measures to Avoid Conflicts of Interest” below, Inageya conducted a careful examination and discussion upon taking into account the share exchange ratio calculation report obtained from Nomura Securities on April 18, 2024, as well as advice from Nagashima Ohno & Tsunematsu, and the results of the due diligence that Inageya conducted on the Company. Inageya also took into account instructions and advice from the Inageya Special Committee, which consists solely of independent members who have no interest in the Company and AEON, and the contents of the report (for details, refer to ⑤.c. “Receipt of a report from a special committee with no conflict of interest with Inageya” below) received on April 18, 2024. As a result, Inageya concluded that the Share Exchange Ratio is appropriate and will benefit the shareholders of Inageya. Therefore, Inageya determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

12/23

As stated above, both the Company and Inageya carefully considered the results of their respective due diligence reviews of the other party by reference to the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions, and repeatedly conducted negotiations and consultations by comprehensively taking into account factors such as their financial condition, asset status and future prospects. As a result, the Company and Inageya have concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders, and, therefore, they have determined that it is appropriate to conduct the Share Exchange based on the Share Exchange Ratio.

The Share Exchange Ratio may be amended by consultation and agreement between the two companies in the event of any material change to the terms and conditions that serve as the basis for calculation of the Share Exchange Ratio pursuant to the Share Exchange Agreement.

② Matters Relating to Calculation

a. Name of the valuation institution and its relationship with the listed company and other companies

Mizuho Securities, the Company’s third-party valuation institution, and Nomura Securities, Inageya’s third-party valuation institution, are both valuation institutions that are independent from the Company, Inageya, and AEON, and are not related parties of the Company, Inageya or AEON.

Mizuho Bank, Ltd. (“Mizuho Bank”), a group company of Mizuho Securities, is a shareholder in Inageya and AEON. Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust Bank”) is a shareholder in the Company and AEON. Mizuho Bank does not have any significant interest in connection with the Share Exchange, although it is involved in financing transactions with the Company, Inageya and AEON as part of their ordinary banking transactions. Mizuho Securities stated that it has established and implemented an appropriate conflict of interest management system, including information barrier measures between Mizuho Securities, Mizuho Bank and Mizuho Trust Bank in accordance with the applicable laws and regulations as set forth in Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended) and Article 70-4 of the Cabinet Office Ordinance on Financial Instruments Business. Through these measures, the department in charge of financial advisory at Mizuho Securities valued the shares of the two companies independently in connection with the Share Exchange without being affected by any conflict of interest and without considering the status of Mizuho Bank and Mizuho Trust Bank as shareholders and the status of Mizuho Bank as lender. An appropriate conflict of interest management system has been established and implemented at Mizuho Securities, the independence of Mizuho Securities as a third-party valuation institution has been secured because the Company and Mizuho Securities conduct transactions under the same terms and conditions as general trading partners, and Mizuho Securities has a track record of acting as a third-party valuation institution in similar cases in the past. For these reasons, the Company has judged that Mizuho Securities’ independence has been secured and, accordingly, selected Mizuho Securities as its third-party valuation institution.

13/23

b. Overview of the calculation

Mizuho Securities calculated the exchange ratio by using the average market price method because the Company is listed on the Tokyo Stock Exchange Standard Market and Inageya on the Tokyo Stock Exchange Prime Market and therefore market share prices for both companies exist (using April 25, 2023, as the calculation base date, Mizuho Securities analyzed the closing price of the market share prices by reference to the calculation base date on the Tokyo Stock Exchange Standard Market and the Tokyo Stock Exchange Prime Market based on the simple average closing price for the past one (1) month, the simple average closing price for the past three (3) months, and the simple average closing price for the past six (6) months.). Mizuho Securities also utilized the comparable multiple valuation method because there are several similar listed companies which are comparable to both companies and it is possible to infer share values by comparing similar companies. Finally, Mizuho Securities utilized the discounted cash flow method (the “DCF Method”) to reflect the expected value of the future business activities of both companies in the calculation. The valuation ranges for each of the valuation methods where the value per share for the Company is set at one (1) is as follows.

Method	Calculation Range of the Share Exchange Ratio
Average Market Price Method	1.13 – 1.17
Comparable Multiple Valuation Method	0.78 – 1.22
DCF Method	0.53 – 1.78

Under the average market price method, using April 25, 2023, which is the date of the announcement of the 25 April 2023 Press Release, as the calculation base date, the closing price on that date and the simple average of the closing prices for each period of the past one (1) month, the past three (3) months, and the past six (6) months ended on April 25, 2023, were used for both the Company and Inageya.

The financial forecasts for the Company and Inageya, which Mizuho Securities used as a base in calculating the DCF method, include fiscal years in which significant increases and decreases in profits are expected. Specifically, operating income is expected to increase significantly from the previous fiscal year in the fiscal years ending February 2025 and February 2026, mainly due to an increase in same-store sales and the implementation of various measures to reduce SG&A expenses. Net income is expected to increase significantly from the previous fiscal year in the fiscal years ending February 2026 and February 2027. In addition, Inageya’s financial forecasts also includes fiscal years in which significant changes in profit are expected. Specifically, in terms of operating profit, we expect a significant increase in profit from the previous fiscal year in the fiscal years ending March 2024 and 2025, mainly due to improvements in the gross profit margin at each store, and in terms of net income, we expect a return to profitability in the fiscal year ending March 2024 because there will be no impact from the reversal of deferred tax assets recorded in the fiscal year ending March 2023, and we expect a significant increase in profit from the previous fiscal year in the fiscal year ending March 2025, due to the aforementioned increase in operating profit. The synergies expected to be realized through the execution of the Share Exchange are not reflected in the financial forecasts of the two companies because it is difficult to estimate the impact on earnings in detail at present. Therefore, such synergies are not reflected in the valuation using the DCF Method. The financial forecasts of the two companies are not based on the implementation of the Share Exchange.

14/23

In calculating the share exchange ratio, Mizuho Securities assumed that prior to the effective date of the Share Exchange, Inageya will receive a special dividend of JPY 1,263 million from Welpark and transfer its Welpark shares to Welcia HD for JPY 6,989 million, as described in “Notices Regarding Execution of a Share Exchange Agreement to Make Inageya Co., Ltd. a Wholly Owned Subsidiary of United Super Markets Holdings Inc., Execution of a Business Integration Agreement, and Corresponding Changes in United Super Markets Holdings Inc.’s Subsidiaries and Changes in Inageya Co., Ltd.’s Parent Company and Largest Shareholder,” announced by Welcia HD, Inageya and AEON as of today. In addition, in principle, the information provided by the Company and Inageya, as well as publicly available information, has been adopted as is (i.e., without modification). All such materials and information are assumed to be accurate and complete, and Mizuho Securities has not independently verified their accuracy and completeness. In addition, Mizuho Securities has not conducted any independent evaluation or assessment of assets and liabilities (including unrecorded assets, liabilities and other contingent liabilities) of the Company and Inageya and their affiliates, nor has it requested a third party to conduct an evaluation or assessment. Mizuho Securities has relied on such information without independently verifying the accuracy, adequacy or feasibility of the companies’ business plans. Mizuho Securities’ calculations reflect the above information up to April 17, 2024.

Nomura Securities calculated the share exchange ratio between the two companies by using the average market price method because the Company is listed on the Standard Market of the Tokyo Stock Exchange and Inageya is listed on the Prime Market of the Tokyo Stock Exchange, and therefore market share prices for both companies exist. Nomura Securities also utilized the comparable valuation method because there are several similar listed companies which are comparable to both companies and it is possible to infer share values by comparing similar companies. Finally, Nomura Securities utilized the DCF Method to reflect the expected value of the future business activities of both companies in the calculation. In calculating the share exchange ratio, Nomura Securities assumed that prior to the effective date of the Share Exchange, Inageya will receive a special dividend of JPY 1,263 million from Welpark and transfer its Welpark shares to Welcia HD for JPY 6,989 million, as described in “Notices Regarding Execution of a Share Exchange Agreement to Make Inageya Co., Ltd. a Wholly Owned Subsidiary of United Super Markets Holdings Inc., Execution of a Business Integration Agreement, and Corresponding Changes in United Super Markets Holdings Inc.’s Subsidiaries and Changes in Inageya Co., Ltd.’s Parent Company and Largest Shareholder,” announced by Welcia HD, Inageya and AEON as of today.

The valuation range for Inageya under each of the valuation methods when the value per share for the Company is set at one (1) is as follows:

Calculation Method	Calculation Range of Share Exchange Ratio
Average market price method (1)	1.34 – 1.50
Comparable company method	1.16 – 1.20
DCF method	0.96 – 1.68

15/23

Under the average market price method, using April 17, 2024, as the calculation base date, the closing price of the Company shares on the Tokyo Stock Exchange Standard Market on the calculation base date and the simple average of the closing prices on the last five (5) business days, one (1) month, three (3) months, and six (6) months up to the calculation base date were used for the Company shares, and, using April 17, 2024, as the calculation base date, the closing price of Inageya shares on the Tokyo Stock Exchange Prime Market on the calculation base date and the simple average of the closing prices on the last five (5) business days, one (1) month, three (3) months, and six (6) months up to the calculation base date were used for Inageya shares.

Under the comparable multiple valuation method, JM-Holdings CO., LTD., Eco’s Co., Ltd., LIFE CORPORATION, YAOKO CO., LTD., Mammy Mart Corporation, and Belc CO., LTD. were selected as similar listed companies deemed to be similar to the supermarket business, which is the main business of the two companies, with respect to the Company and Inageya, and calculation was made using the Earnings Before Interest, Taxes ,Depreciation and Amortization (“EBITDA”) multiple (“EBITDA Multiple”).

Under the DCF Method, the share value of the Company is evaluated by discounting the free cash flow that the Company is expected to generate in and after the fiscal period ending February 2025 to present value at a certain discount rate, based on various factors including earnings and investment plans in business plans from the fiscal period ending February 2025 to the fiscal period ending February 2027 prepared by the Company, and public information. The discount rate for the Company is between 3.25% and 3.75%, and the perpetual growth rate is between -0.25% and 0.25%, and the EBITDA Multiple is between 5.0 times and 7.0 times, using the perpetual growth rate method and the multiple method. Meanwhile, regarding the valuation of shares in Inageya, the free cash flow that Inageya is expected to generate in and after the fourth quarter of the fiscal year ending March 2024 is discounted to present value at a certain discount rate, based on various factors including earnings forecasts and investment plans in Inageya’s business plans from the fiscal period ending March 2024 to the fiscal period ending March 2027 and public information. Discount rates ranging from 3.25% to 4.25% are used, and the perpetual growth rate and the multiple method are used to calculate the continuing value, with the perpetual growth rate ranging from -0.25% to 0.25% and the EBITDA Multiple ranging from 5.0 times to 7.0 times, respectively.

The financial projections of the Company and Inageya used by Nomura Securities for the calculation using the DCF Method refer to the fiscal years in which significant increases and decreases in profit are expected. Specifically, for the fiscal years ending February 2025, February 2026 and February 2027, U.S.M.H expects an increase in profit from the previous fiscal year mainly due to an increase in same-store sales and the implementation of various measures to reduce SG&A expenses. In particular, operating profit is expected to increase by more than 30% compared to the previous year for the fiscal year ending February 2025 and by more than 30% compared to the previous year for the fiscal year ending February 2026. Net profit is also expected to increase by more than 70% compared to the previous year for the fiscal year ending February 2027. The financial forecasts of U.S.M.H are not premised on the implementation of the Share Exchange. For Inageya, the Company expects an increase in profit from the previous fiscal year for the fiscal years ending March 2024, March 2026 and March 2027 mainly due to improvement in profit by revitalization through renovation of existing stores and expansion of new stores, and introduction and expansion of private brand products. In particular, operating profit is expected to increase by more than 70% compared to the previous year for the fiscal year ending March 2024 and by more than 30% compared to the previous year for the fiscal year ending March 2026. Net profit is also expected to increase by more than 40% compared to the previous year for the fiscal year ending March 2027. In addition, in the fiscal year ending March 2025, due to increases in corporation tax and corporation tax adjustments, Inageya expects its net profit to decrease by more than 60% from the previous year. The financial forecasts for Inageya are not premised on the implementation of the Share Exchange.

16/23

The calculation of the share exchange ratio by Nomura Securities is based on financial, economic, market, business environment and other conditions as of calculation base date, and Nomura Securities relies on information available to it as of that date. Nomura Securities assumes the accuracy and completeness of public information reviewed by Nomura Securities and financial, legal, regulatory, tax, accounting and other information provided to Nomura Securities, and has not independently verified the accuracy and completeness thereof. In addition, Nomura Securities has not conducted any independent evaluation, appraisal or valuation of the assets or liabilities of the two companies and their affiliates (including financial derivatives, off-balance sheet assets and liabilities and other contingent liabilities), including analysis and valuation of individual assets and liabilities, and has not requested any third-party institution to conduct any evaluation, appraisal or valuation. Nomura Securities assumes that the financial forecasts and other forward-looking information of the two companies have been reasonably prepared or considered by the management of the companies based on the best and good faith forecasts and judgments currently possible, and that the financial condition of the companies will vary in accordance with such forecasts, and relies on such financial forecasts and other forward-looking information without conducting any independent investigation.

③	Prospects of Delisting and Its Reasons

As a result of the Share Exchange, Inageya will become a wholly owned subsidiary of the Company as of the effective date of the Share Exchange (November 30, 2024 (planned)), and Inageya Stock will be delisted as of November 28, 2024 (the last trading date will be November 27, 2024). After the delisting, Inageya Stock will no longer be tradable on the Tokyo Stock Exchange’s Prime Market.

Even after Inageya Stock is delisted, the shares of the Company Stock, which the shareholders of Inageya will be allotted to through the Share Exchange, will remain listed on the Tokyo Stock Exchange’s Standard Market and may remain tradable on the financial instruments exchange markets after the effective date of the Share Exchange. Therefore, we believe that we can continue to provide share liquidity to the shareholders of Inageya who held at least sixty-nine (69) shares at the Reference Time and will receive at least one hundred (100) shares, which is a share unit of the Company Stock, through the Share Exchange.

On the other hand, the shareholders of Inageya who hold less than sixty-nine (69) shares of Inageya Stock at the Reference Time will receive less than one hundred (100) shares of the Company stock, which is a share unit of the Company shares. Such fractional shares cannot be sold on financial instrument exchange markets, but shareholders who will hold fractional shares of the Company stock may request the Company to purchase their fractional shares. They may also purchase from the Company such number of shares that, together with their fractional shares, constitute one (1) share unit. For details, please see (3)② “Allotment in the Share Exchange,” Note 3 “Treatment of shares less than one (1) unit” above. The shareholders of Inageya will not only be able to trade their shares on the Tokyo Stock Exchange’s Prime Market as before until the final trading date, November 27, 2024 (planned), but also exercise their lawful rights provided under the Companies Act and other related laws and regulations until the Reference Time.

17/23

④	Measures to Ensure Fairness

In the Share Exchange, AEON is the parent company of the Company and Inageya, and there is a structure through which mutual conflicts of interest may arise through AEON. Therefore, the Company and Inageya have determined that it is necessary to ensure the fairness of the Share Exchange and have implemented the following measures.

a. Valuation report from independent third-party institutions

In order to ensure fairness in the calculation of the share exchange ratio to be used for the Share Exchange, the Company selected Mizuho Securities, a third-party institution that is independent of the Company, Inageya and AEON, and obtained a valuation report on the share exchange ratio as of April 17, 2024, and Inageya selected Nomura Securities, a third-party institution that is independent of the Company, Inageya and AEON, and obtained a valuation report on the share exchange ratio as of April 18, 2024. For an overview of each valuation report, please see ② “Matters Relating to Calculation” above. Neither of the companies obtained any written opinions (fairness opinions) from any third-party valuation institution to the effect that the share exchange ratio for the Share Exchange is fair from a financial viewpoint for the shareholders of the Company and Inageya.

b. Advice from independent law firms

The Company has appointed Yodoyabashi & Yamagami LPC to act as its legal advisor for the Share Exchange and has received legal advice regarding the procedures for the Share Exchange, and the decision-making methods and processes of the board of directors. Yodoyabashi & Yamagami LPC has no significant conflict of interest with the Company, Inageya or AEON. Inageya, on the other hand, has appointed Nagashima Ohno & Tsunematsu as its legal advisor for the Share Exchange, and has received their legal advice regarding the procedures for the Share Exchange, the decision-making methods and processes of the board of directors, and other matters. Nagashima Ohno & Tsunematsu does not have any significant conflict of interest with the Company, Inageya or AEON.

Although Yodoyabashi & Yamagami LPC has legal advisory agreements in place with the Company and AEON, they are an outside law firm that provides legal services to a number of clients and is not limited to these two companies. The firm’s independence from the Company and AEON is not impaired by the existing legal advisory agreements. Since the firm provides legal advice regarding the Share Exchange as a legal advisor independent of the Company, Inageya and AEON, the Company has determined that the firm’s independence is secured.

⑤	Measures to Avoid Conflicts of Interest

In the Share Exchange, AEON is the parent company of the Company and Inageya, and there is a structure through which mutual conflicts of interest may arise through AEON. Therefore, the following measures have been implemented to avoid conflicts of interest.

a. Acquisition by the Company of a report from a special committee with no conflict of interest

In an effort to be careful with decision-making in connection with the Share Exchange and for the purpose of confirming that eliminating the possibility of arbitrariness and conflicts of interest arising from the decision-making process of the board of directors of the Company, ensuring the fairness of such process, and causing the board of directors of the Company to approve the Share Exchange is not disadvantageous to minority shareholders of the Company, the Company has established a special committee consisting of three (3) members: Mr. Shigekazu Torikai (Torikai Law Office) and Ms. Naoko Makino have no conflict of interest with AEON or Inageya, are outside directors of the Company and have filed with the Tokyo Stock Exchange that they are independent officers; and Mr. Shinobu Okamoto, an outside auditor of the Company and for whom the Company has filed with the Tokyo Stock Exchange as an independent officer (“Company Special Committee”). In considering the Share Exchange, the Company has consulted with the Company Special Committee on whether the Share Exchange would be disadvantageous to the minority shareholders of the Company (“Company Matters for Consultation”).

18/23

The Company Special Committee held a total of 8 (eight) meetings between January 31, 2024, and April 15, 2024. In addition, it carefully considered the Company Matters for Consultation by expressing opinions and collecting information via email and other means outside the meetings and by holding consultations as necessary. Specifically, the Company Special Committee confirmed at its first meeting that there were no problems with the independence and expertise of the financial advisor, Mizuho Securities, a third-party appraiser, and the legal advisor, Yodoyabashi & Yamagami LPC, both of which were appointed by the Company, and approved their appointment.

Afterwards, we received an explanation from and conducted a question-and-answer session with the Company on the purpose of the Share Exchange, pros and cons of the implementation of the Share Exchange, expected synergies to be realized from the Share Exchange, and the process and summary of the preparation of the business plan of the Company that serves as a precondition for the share exchange ratio. From Yodoyabashi & Yamagami LPC, a legal advisor of the Company, we received an explanation on the measures taken to ensure fairness of the operation of the Company Special Committee and other procedures in connection with the Share Exchange, including the decision-making methods and processes of the board of directors, and to avoid conflicts of interest, as well as the results of legal due diligence on Inageya, followed by a question-and-answer session. Furthermore, upon the Company’s request, we received an explanation from and conducted a question-and-answer session with PwC Advisory G.K. on the results of financial and tax due diligence on Inageya. We also received an explanation from and conducted a question-and-answer session with Mizuho Securities, a financial advisor of the Company and a third-party valuation institution, on the methods and results of the calculation of the Share Exchange Ratio, in order to verify their reasonableness. Moreover, the Company Special Committee received advice from Mizuho Securities and Yodoyabashi & Yamagami LPC for setting our negotiation policy on the Share Exchange Ratio, received updates on the negotiation periodically, gave instructions as needed, and took other actions to be substantially involved in the negotiation process with Inageya.

Under these circumstances, the Company Special Committee carefully discussed and considered the Company Matters for Consultation and submitted a report to the board of directors of the Company on April 18, 2024, to the effect that the Share Exchange through the Share Exchange is not disadvantageous to minority shareholders of the Company.

b. Approval of all directors of the Company excluding those who have a conflict of interest, and supportive opinions of all auditors excluding those who have a conflict of interest

All seven (7) of the nine (9) directors of the Company, excluding Mr. Motohiro Fujita and Mr. Motoya Okada, attended the meeting of the board of directors of the Company held today and resolved to approve the Share Exchange with the support of all the directors present. In addition, all auditors of the Company participated in the above meeting, and they expressed no objection to the above resolution.

19/23

Mr. Motohiro Fujita is concurrently serving as Advisor to AEON, and Mr. Motoya Okada is concurrently serving as Director, Chairperson and Representative Executive Officer of AEON. Considering their possible conflicts of interest in connection with the Share Exchange, neither of them participated in the deliberation or resolution regarding the Share Exchange at the board of directors’ meeting of the Company, nor participated in the discussion or negotiation with Inageya regarding the Share Exchange in the capacity of the Company.

c. Receipt of a report from a special committee with no conflict of interest with Inageya

In an effort to be careful with decision-making in connection with the Share Exchange and for the purpose of eliminating the possibility of arbitrariness and conflicts of interest that may arise from the decision-making process of its board of directors, ensuring the fairness thereof, and confirming that the decision to implement the Share Exchange by the board of directors will not be disadvantageous to the minority shareholders of Inageya, Inageya established a special committee (the “Inageya Special Committee”), consisting of Mr. Shuichi Otani and Ms. Yaeko Ishida (Kitadai), who have no conflicts of interest in AEON or the Company and are independent outside directors of Inageya, for whom Inageya has filed with the Tokyo Stock Exchange that they are independent officers, and Mr. Koji Makino, who is an outside corporate auditor of Inageya and for whom Inageya has filed with the Tokyo Stock Exchange that the auditor is an independent officer. In considering the Share Exchange, the Inageya Special Committee was consulted with matters including (i) the reasonableness of the purpose of the Share Exchange (including whether it increases corporate value), (ii) the appropriateness of the terms of the Share Exchange, (iii) the fairness of the procedures for the Share Exchange, and (iv) based on the above clauses (i) to (iii), whether the Share Exchange would be considered disadvantageous to the minority shareholders (collectively, clauses (i) through (iv) below, the “Inageya Matters for Consultation”). In deciding the matters in connection with the Share Exchange at the board of directors meeting, the board of directors of Inageya resolved that the Special Committee’s judgment should be respected to the extent possible, and that in considering the above matters for consultation, the Inageya Special Committee shall: (1) have the authority to collect information necessary for considering the matters for consultation (the authority to request necessary information from the executing side of Inageya and other parties); (2) have the authority to seek professional advice from Nomura Securities, which is a financial advisor appointed by Inageya and a third-party valuation institution, and Nagashima Ohno & Tsunematsu, which is a legal advisor; (3) have the authority to designate or appoint, as necessary, an independent advisor of the Inageya Special Committee; and (4) have the authority to negotiate, as necessary, the terms and conditions of the Share Exchange with other parties (expenses related to clauses (1) through (3) above shall be borne by Inageya).

In addition to holding a total of thirteen (13) meetings between January 12, 2024, and April 18, 2024, the Inageya Special Committee also expressed its opinions and collected information via email and other means outside the meetings, held ad hoc discussions, and carefully considered the Inageya Matters for Consultation. Specifically, the Inageya Special Committee first confirmed the independence and expertise of Nomura Securities, which is the financial advisor appointed by Inageya and a third-party valuation institution, and Nagashima Ohno & Tsunematsu, which is a legal advisor, and approved their appointment. Subsequently, the Inageya Special Committee sent a questionnaire to the Company regarding the purpose, etc., of the Share Exchange, and received from and conducted a question-and-answer session with the Company on the purpose of the Share Exchange, background to the Share Exchange, reason for selecting the Share Exchange, policy behind the management policy and approach to the treatment of employees after the Share Exchange, and treatment of shareholder benefit program. Inageya also received advice from Nagashima Ohno & Tsunematsu, Inageya’s legal advisor, regarding the decision-making methods of the board of directors of Inageya relating to the Share Exchange, the operation of the Special Committee, and other measures to ensure the fairness of the procedures relating to the Share Exchange and measures to avoid conflicts of interest, as well as the results of legal due diligence, and conducted a question-and-answer session. In addition, the Inageya Special Committee received the results of financial and tax due diligence conducted on the Company by EY Strategy & Consulting Co., Ltd. and Ernst & Young Tax Co. pursuant to a request from Inageya, and conducted a question-and-answer session. Furthermore, the Inageya Special Committee received explanations from Nomura Securities, Inageya’s financial advisor and a third-party valuation institution, on the method and results of the calculation of the consideration for the Transactions (e.g., the Share Exchange Ratio), and conducted a question-and-answer session to verify their reasonableness. Finally, based on advice from Nomura Securities and Nagashima Ohno & Tsunematsu, the Inageya Special Committee was substantially involved in the negotiations with the Company, such as by setting the negotiation policy for the consideration for the Transactions (e.g., the Share Exchange Ratio), receiving updates on the negotiations periodically, and giving instructions as needed.

20/23

Under such circumstances, the Inageya Special Committee carefully discussed and considered the Inageya Matters for Consultation, and submitted a report to the board of directors of Inageya on April 18, 2024, to the effect that the Share Exchange was considered not disadvantageous to the minority shareholders of Inageya.

d. Unanimous approval of all directors of Inageya excluding those who have a conflict of interest

At the meeting of the board of directors of Inageya held today, which resolved the proposal regarding the Share Exchange, eight (8) of the nine (9) directors, excluding Mr. Hiroyuki Watanabe to avoid a potential conflict of interest due to his position of Executive Vice President of AEON and the positions of directors of AEON Financial Service Co., Ltd. and AEON DELIGHT CO., LTD., which are included in the AEON Group, resolved the Share Exchange by unanimous vote. In order to avoid a conflict of interest, Mr. Hiroyuki Watanabe did not participate in the discussions or negotiations regarding the Share Exchange in his capacity of Inageya, nor did he participate in the deliberations regarding the Share Exchange at the aforementioned meeting of the board of directors of Inageya.

(5) Trade name, location of head office, name of representative, amount of capital, amount of net assets, amount of total assets, and business overview of the company that will become the wholly owning parent company after the Share Exchange

Trade Name	United Super Markets Holdings Inc.
Location of Head Office	1 Kanda Aioi-cho, Chiyoda-ku, Tokyo
Name of Representative	Motohiro Fujita, President and Representative Director
Amount of Capital	JPY 10,000 million
Amount of Net Assets	Has not been finalized at this time
Amount of Total Assets	Has not been finalized at this time
Business Overview	Management of supermarket business

21/23

2. Matters Relating to Changes in Specified Subsidiaries

(1) Name, address, name of representative, amount of capital, and business overview of the specified subsidiary subject to the changes

Name	Inageya Co., Ltd.
Location of Head Office	1-1 Sakaemachi 6-chome, Tachikawa-shi, Tokyo
Name of Representative	Yoshikazu Motosugi, President and Representative Director
Amount of Capital	JPY 8,981 million (as of the end of March 2023)
Business Overview	Retail support businesses such as retail, food wholesale, facility management, store support business and agricultural management by supermarkets and drug stores

(2) Number of voting rights in the specified subsidiary held by the Company before and after the change and the percentage of such voting rights against the voting rights held by all of the shareholders, etc., of the specified subsidiary

① Number of voting rights in the specified subsidiary held by the Company 960 units before the change (including 960 indirectly owned units) 464,019 units after the change (including 0 indirectly owned units)

② Percentage of the voting rights against the voting rights held by all the shareholders, etc., of the specified subsidiary 0.21% before the change (including 0.21% indirectly owned) 100% after the change (including 0.00% indirectly owned)

(Note) Number of voting rights and its percentage are based on the difference (46,401,900 shares) obtained by subtracting the treasury shares held by Inageya (5,946,838 shares) and shares less than one unit (32,709 shares) from Inageya’s total outstanding shares as of September 30, 2023 (52,381,447 shares), and its corresponding number of voting rights (464,019 units) being used as denominators, respectively.

(3) Reason for and date of the change

① Reason for the change

Upon the Share Exchange, as of the Effective Date, Inageya will become a subsidiary of the Company, and the amount of capital of Inageya will be equivalent to 10/100 or more of the amount of the capital of the Company. Inageya is therefore expected to fall under a specified subsidiary of the Company.

② Date of the change

November 30, 2024 (planned)

3. Matters relating to decision to acquire subsidiary

(1) Matters relating to the acquired subsidiary

As set forth in “(1) Matters Relating to the Counterparty to the Share Exchange” of “1. Matters Relating to the Share Exchange” above.

(2) Purpose of acquisition of a subsidiary relating to the acquired subsidiary

As set forth in “(2) Purpose of the Share Exchange” of “1. Matters Relating to the Share Exchange” above.

22/23

(3) Amount of consideration for the acquisition of a subsidiary related to the acquired subsidiary

Stock acquisition price (estimated amount)	JPY 65,150 million

Advisory Fee, etc. (estimated amount)	JPY 246 million

Total (estimated amount)	JPY 65,396 million

(Note) “Stock acquisition price (estimated amount)” is the amount obtained by converting 67,794,529 shares of the Company’s common stock to be delivered through the Share Exchange (planned) at JPY 961 per share (the closing price of the Tokyo Stock Exchange Standard Market on April 17, 2024, which is the business day immediately preceding the resolution date for the Share Exchange).

End

23/23